Press Release
CAE reports second quarter fiscal 2023 results
•Revenue of $993.2 million vs. $814.9 million in prior year
•Earnings per share (EPS) of $0.14 vs. $0.04 in prior year
•Adjusted EPS(1) of $0.19 vs. $0.17 in prior year
•Operating income of $102.1 million vs. $39.2 million in prior year
•Adjusted segment operating income(2) of $124.7 million vs. $90.7 million in prior year
•Adjusted order intake(3) of $1,294.6 million for a record $10.6 billion adjusted backlog(3) and 1.30x book-to-sales ratio(3)
•Company reaffirms FY2023 outlook for mid-20% consolidated adjusted segment operating income growth

Montreal, Canada, November 10, 2022 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $993.2 million for the second quarter of fiscal 2023, compared with $814.9 million in the second quarter last year. Second quarter net income attributable to equity holders was $44.5 million ($0.14 per share) compared to $14.0 million ($0.04 per share) last year. Adjusted net income(4) in the second quarter of fiscal 2023 was $61.5 million ($0.19 per share) compared to $53.2 million ($0.17 per share) last year.

Operating income this quarter was $102.1 million (10.3% of revenue), compared to $39.2 million (4.8% of revenue) last year. Second quarter adjusted segment operating income was $124.7 million (12.6% of revenue) compared to $90.7 million (11.1% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)		Q2-2023	Q2-2022	Variance %
Revenue		$993.2	$814.9	22%
Operating income		$102.1	$39.2	160%
Adjusted segment operating income (SOI)(2)		$124.7	$90.7	37%
As a % of revenue	%	12.6%	11.1
Net income		$46.3	$17.2	169%
Net income attributable to equity holders of the Company		$44.5	$14.0	218%
Basic and diluted earnings per share (EPS)		$0.14	$0.04	250%
Adjusted net income(4)		$61.5	$53.2	16%
Adjusted EPS(1)		$0.19	$0.17	12%
Adjusted order intake(3)		$1,294.6	$871.4	49%
Total adjusted backlog(3)		$10,637.9	$8,827.9	21%

(1) (2) (3) (4) This press release includes non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures and supplementary financial measures. These measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these measures should not be compared with similarly titled measures provided or used by other companies. Refer to the Non-GAAP and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under GAAP.

“We had strong consolidated-level performance in the second quarter, led by double-digit growth in Civil, sequentially better results in Defense, and renewed profitability in Healthcare,” said Marc Parent, CAE’s President and Chief Executive Officer. “We continued to secure CAE’s future with nearly $1.3 billion in total adjusted order intake for a record $10.6 billion adjusted backlog and 1.30 times book-to-sales ratio. In Civil, we booked $751 million in orders for a 1.48 times book-to-sales ratio, including a 15-year training agreement with Qantas and several other aviation training agreements with airlines and business jet operators. We also sold 18 full-flight simulators, bringing our year-to-date tally to 29. In Defense, we booked orders for training and mission support solutions valued at $500 million for 1.13 times book-to-sales, marking the fifth consecutive quarter this ratio has been above one. Our outlook for Civil remains highly positive, with its industry leading positioning expected to enable us to grow significantly through the market recovery and beyond. Defense’s sequential growth, paired with the substantial bookings and backlog renewal we are experiencing, gives us confidence in improving near-term performance. Healthcare continues to take share in the simulation and training market, and we expect it to continue to build on its growth momentum. The overall strength we saw in the quarter and current expectations for the balance of the year allow us to reaffirm our outlook for mid-twenty percent consolidated adjusted segment operating income growth this fiscal year and our long-term target of a three-year EPS compound growth rate in the mid-twenty percent range.”

Civil Aviation (Civil)
Second quarter Civil revenue was $507.2 million vs. $362.1 million in the second quarter last year. Operating income was $88.4 million compared to $49.9 million in the same quarter last year. Adjusted segment operating income was $104.4 million (20.6% of revenue) compared to $65.3 million (18.0% of revenue) in the second quarter last year. During the quarter, Civil delivered ten full-flight simulators (FFSs)(5) to customers and second quarter Civil training centre utilization(6) was 66%.

During the quarter, Civil signed training solutions contracts valued at $751.1 million, including contracts for 18 FFS sales for a total of 29 for the first half of the fiscal year. Since the end of the quarter, Civil has signed orders for another 5 FFSs, bringing the year-to-date total to 34. Notable training contracts for the quarter include a new 15-year pilot training and operations agreement with Qantas Group, and long-term training agreements or expansions with Virgin Australia, DHL Air UK, JetSmart Airlines, and American Airlines.

The Civil book-to-sales ratio was 1.48x for the quarter and 1.40x for the last 12 months. The Civil adjusted backlog at the end of the quarter was a record $5.5 billion.

Summary of Civil Aviation results
(amounts in millions, except SEU, FFSs)		Q2-2023	Q2-2022	Variance %
Revenue		$507.2	$362.1	40%
Operating income		$88.4	$49.9	77%
Adjusted segment operating income (SOI)		$104.4	$65.3	60%
As a % of revenue	%	20.6%	18.0
Adjusted order intake		$751.1	$408.9	84%
Total adjusted backlog		$5,457.1	$4,263.2	28%
Simulator equivalent unit (SEU)(7)		252	245	3%
FFSs in CAE’s network (5)		315	312	1%
FFS deliveries		10	5	100%
Utilization rate	%	66%	53	25%

(5) (6) (7) This press release includes non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures and supplementary financial measures. These measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these measures should not be compared with similarly titled measures provided or used by other companies. Refer to the Non-GAAP and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under GAAP.

Defense and Security (Defense)
Second quarter Defense revenue was $442.4 million, up 6% compared to the second quarter last year. Operating income was $12.1 million compared to a loss of $8.9 million in the same quarter last year. Adjusted segment operating income was $18.4 million (4.2% of revenue), compared to $26.7 million (6.4% of revenue) in the second quarter last year.

Defense booked orders for $499.9 million during the quarter across all domains. In the air domain, CAE signed a contract with Piaggio Aerospace for a P.180 Avanti level-D full-flight simulator to train the Italian Air Force, and it expanded its relationship with Lockheed Martin to support development of several system trainers as well as modification contracts for various C-130 platforms, furthering its strategic relationships with platform original equipment manufacturers. Defense expanded capabilities in the land domain with a prototype development award under the U.S. Army Solider Virtual Trainer (SVT) contract. A component of the Synthetic Training Environment, SVT continues the expansion of synthetic training environments to empower soldier-led training. In the Indo-Pacific region, Defense won a strategic program in the sea domain with the Platforms and Systems Training Contract to support the Royal Australian Navy (RAN). Under a 5-year agreement, CAE will support the future training transformation of RAN mariners across four sea platforms, accelerating training throughput and maximizing training capacity and efficiency on-site, in port, and at sea. In the space and cyber domains, Defense won additional awards from its key Space & Missile Defense customer along with cyber technology updates on its core platforms and systems from various customers within the U.S. Department of Defense. CAE’s combination of experience, digital technology, and subject matter expertise also provided new opportunities for Defense this quarter with strategic customers like the Air Force Research Lab to develop and demonstrate innovative, mission-effective, unmanned air vehicle capability to assist with manned-unmanned teaming, a U.S. National Defense priority.

The Defense book-to-sales ratio was 1.13x for the quarter and 1.33x for the last 12 months (excluding contract options). The Defense adjusted backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was a record $5.2 billion. The Defense pipeline remains strong with some $7.8 billion of bids and proposals pending customer decisions.

Summary of Defense and Security results
(amounts in millions)		Q2-2023	Q2-2022	Variance %
Revenue		$442.4	$417.9	6%
Operating income (loss)		$12.1	$(8.9)	236%
Adjusted segment operating income (SOI)		$18.4	$26.7	(31%)
As a % of revenue	%	4.2%	6.4
Adjusted order intake		$499.9	$427.6	17%
Total adjusted backlog		$5,180.8	$4,564.7	13%

Healthcare
Second quarter Healthcare revenue was $43.6 million, vs. $34.9 million in the second quarter last year. Operating income was $1.6 million compared to a loss of $1.8 million in the same quarter last year. Adjusted segment operating income was $1.9 million (4.4% of revenue) compared to a loss of $1.3 million in the second quarter last year.

Summary of Healthcare results
(amounts in millions)		Q2-2023	Q2-2022	Variance %
Revenue		$43.6	$34.9	25%
Operating income (loss)		$1.6	$(1.8)	189%
Adjusted segment operating income (loss) (SOI)		$1.9	$(1.3)	246%
As a % of revenue	%	4.4%	—

Additional financial highlights
CAE incurred restructuring, integration, and acquisition costs of $22.6 million during the second quarter of fiscal 2023, relating mainly to the fiscal 2022 acquisitions of L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre).

Net cash provided by operating activities was $138.0 million for the quarter, compared to $30.9 million in the second quarter last year. Free cash flow(8) was $108.4 million for the quarter compared to $19.4 million in the second quarter last year. The increase was mainly due to higher cash provided by operating activities and a lower investment in non-cash working capital. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tends to see a portion of these investments reverse in the second half.

Income tax expense this quarter amounted to $14.5 million, representing an effective tax rate of 24%, compared to a negative effective tax rate of 310% for the second quarter last year (negative 1% adjusted for restructuring, integration and acquisition costs last year).

Growth and maintenance capital expenditures(9) totaled $68.6 million this quarter.

Net debt(10) at the end of the quarter was $3,194.6 million for a net debt-to-adjusted EBITDA(11) of 4.17x. This compares to net debt of $3,025.9 million and a net debt-to-adjusted EBITDA of 4.15x at the end of the preceding quarter. CAE’s total available liquidity as at September 30, 2022 was approximately $1.5 billion.

Adjusted return on capital employed (ROCE)(12) was 5.1% this quarter compared to 5.2% last quarter and 6.6% in the second quarter last year.

(8) (9) (10) (11) (12) This press release includes non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures and supplementary financial measures. These measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these measures should not be compared with similarly titled measures provided or used by other companies. Refer to the Non-GAAP and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under GAAP.

Management outlook
Since 2020, CAE has been carrying out a growth strategy which it believes will enable it to emerge from the pandemic a bigger, stronger, and more profitable company than ever before. Specifically, as a waypoint along its journey to cyclical recovery and beyond, the Company is targeting a consolidated adjusted segment operating margin of approximately 17% by the time its markets are generally recovered, with steady room for further improvement thereafter. It expects to reach this level of profitability on a significantly larger base of business with a post-pandemic capital structure that will allow the Company to sustain ample flexibility to balance further investments in its future with capital returns for shareholders. The Company is targeting a three-year (FY23-FY25) EPS compound growth rate in the mid-20% range.

Current headwinds include remaining travel restrictions related to the global pandemic, geopolitical tensions and the war in Ukraine, decades-high inflation, slower global economic growth, a potential European energy crisis, and acute supply chain and labor shortages – any of which may influence the exact timing and rate of market recovery. Notwithstanding the additional volatility induced by these factors, and more acute short-term headwinds for the Defense sector, management maintains a highly positive view of its growth potential over a multi-year period.

Expected secular trends are highly favorable for all three of the Company’s core business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, higher expected pilot demand and strong business jet travel demand are enduring positives for the Civil business. Management believes the defence sector is in the early stages of an extended up-cycle driven by geopolitical tensions and increased commitments by governments to defence modernization and readiness. Tailwinds that favour CAE’s Defense business include the shift in national defence priorities to an increased focus on near-peer threats and the recognition of the sharply increased need for the kinds of digital immersion-based synthetic solutions that draw from CAE’s advances in commercial aviation simulation and training. Healthcare is poised to leverage opportunities presented by an acute nursing shortage and rising demand for Public Safety and Security.

The Company expects the rate of Civil’s recovery to pre-pandemic levels and beyond to continue to be driven in large part by the eventual easing of remaining travel restrictions, especially in Asia where China remains a large component of any global recovery scenario. Civil’s strong commercial aviation training performance in the Americas and FFS order activity, provide a compelling blueprint for the potential of a broader global commercial aviation recovery. For the balance of fiscal 2023, management expects stronger Civil adjusted segment operating income growth in the second half of the year, weighted to the fourth quarter on higher FFS deliveries to customers, ongoing simulator deployments to CAE’s global training network, and seasonality. In addition to continuing to grow its share of the aviation training market and expanding its position in digital flight services, Civil expects to maintain its leading share of FFS sales and to deliver more than 45 FFSs to customers worldwide.

CAE’s Defense segment is on a multi-year path to becoming a bigger and more profitable business. Defense is closely aligned with its customers’ utmost priorities focused on defending freedom in the face of near-peer threats. In the last two years, Defense has established itself as the world's leading pure-play, platform agnostic, training and simulation business. It is uniquely positioned to draw on CAE’s innovations in commercial aviation to transform training with the application of advanced analytics and leading-edge technologies. This is expected to bring increased potential to capture business around the world, accelerated by the acquisition of L3H MT and the expanded capability and customer set this combination provides. This is evidenced by the trailing 12-month book-

to-sales ratio of 1.33x. Current geopolitical events have galvanized national defence priorities in the U.S. and across NATO, and management expects increased spending and specific prioritization on defence readiness to translate into additional opportunities for CAE in the years ahead. Defense is expected to continue making good progress with the integration of the L3H MT acquisition in fiscal 2023 and to fully realize $35 to $45 million of cost synergies by fiscal 2024.

In the near term, Defense is expected to continue working its way through the lagging effects of a protracted period of lower than one annual book-to-sales ratios – especially for its higher margin products solutions. Defense also anticipates the current widespread macroeconomic headwinds including supply chain and labor challenges to persist for some time and that order delays will continue to be a factor. In the second half of the current fiscal year, Defense expects to see improved performance over the first half, substantially weighted to the fourth quarter. Underlying this view is management’s expectation that some delayed orders will come to fruition, it will execute on programs in adjusted backlog and partially mitigate macroeconomic impacts with internal cost reductions and efficiency initiatives that are expected to ramp up toward the end of the fiscal year. The Russian invasion of Ukraine is a catalyst for increased defence budgets; however, the immediate priority on operational needs is contributing to training program award delays in the short-term. CAE continues to expect superior Defense growth over a multi-year period to be driven by the translation of higher-margin order intake and bid activity into revenue, and the progressive realization of synergies related to the L3H MT integration.

In Healthcare, management sees potential for more value creation as it gains share in the healthcare simulation and training market and continues to build on its double-digit revenue growth momentum and increasing profitability.

For the current fiscal year, CAE re-affirms its expectation to deliver mid-20% consolidated adjusted segment operating income growth, primarily driven by its Civil business, and weighted more heavily to the fourth quarter of the year.

Total capital expenditures are expected to be approximately $250 million in fiscal 2023, mainly in support of market-led, organic investments. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. Having recently concluded a larger-than-usual inorganic growth investment cycle over the last two years, management is now focused on organic investments in lockstep with customer demand, the integration and ramp up of recent investments, and deleveraging its balance sheet. CAE expects net debt-to-adjusted EBITDA to decrease to a ratio of below three times (3x) by the middle of next fiscal year (FY2024), at which time it expects to be in position to consider reinstating capital returns to shareholders. CAE expects its annual effective income tax rate to be approximately 22%.

Management’s outlook for fiscal 2023 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets, and the timing and degree of easing of global COVID-19-related mobility restrictions. Air travel is a major driver for CAE’s business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Additionally, as the basis of its fiscal 2023 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal 2022 MD&A. Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Environmental, Social, and Governance (ESG)
In November 2022, CAE announced that it raised $1.2 million in its 2022 CAE-Centraide (United Way) fundraising campaign through employee donations, fundraising activities, and a corporate donation, in collaboration with Unifor. CAE and its employees are extremely proud to be an integral part of the fabric of Greater Montreal and have donated $15.8 million to Centraide of Greater Montreal since 2000. In addition to Centraide, CAE supports the communities in which it operates through donations and sponsorships that mainly support causes in education, civil aviation, defence, security and healthcare. The company also encourages individual and team volunteering through its CAEvolunteering program and donates to several causes supported by employees.

CAE and Air Canada announced in October they are joining together to advance diversity in aviation by doubling the number of 2023 Captain Judy Cameron Scholarships granted to young Canadian women studying to become commercial pilots or maintenance engineers. Up to four aspiring commercial pilots will be invited to join the CAE Women in Flight program as an ambassador.

As the first carbon neutral Canadian aerospace company, CAE continues its efforts to reduce its carbon emissions at the source and to contribute to the sustainability of the industry. CAE is advancing green aviation technology with the development of an electric conversion kit for Piper Archer aircraft. It expects to convert two-thirds of its Piper Aircraft training fleet at its flight schools around the world contributing to a significant reduction of its Scope 1 emissions, while it develops the training for future pilots to operate electric aircraft. In addition, with its Civil digital ecosystem, CAE provides solutions that enable airlines and business jet operators to reduce their carbon footprint through the optimization of flight plans and fuel consumption.

Testament to CAE’s thought leadership and commitment to aviation, Marc Parent, President & CEO, was inducted to the Canadian Aviation Hall of Fame, and honored with Aviation Week’s Lifetime achievement award, alongside with Steven F. Udvar-Hazy.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended September 30, 2022 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q2 FY2023
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 2:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight, mission, and medical simulators and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3H MT and AirCentre, CAE's access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of November 10, 2022 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 10, 2022. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2023 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the proliferation of new COVID-19 variants of the virus on our businesses, operating results, cash flows and/or financial condition, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2022. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this report and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2022 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2022 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures and supplementary financial measures. These measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP and other financial measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

Changes in designation of non-GAAP and other financial measures
In the second quarter of fiscal 2023, in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators, we have changed the designation of the following non-GAAP and supplementary financial measures, without changing the composition of these financial measures:
–Adjusted backlog (formerly referred to as backlog); and
–Adjusted order intake (formerly referred to as order intake).

(1) Adjusted earnings or loss per share is a non-GAAP financial measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and, impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

(2) Adjusted segment operating income or loss is a total of segments measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

(3) Adjusted Order Intake and Adjusted Backlog
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

The book-to-sales ratio is the total adjusted order intake divided by total revenue in a given period. We use it to monitor the level of future growth of the business over time.

Total adjusted backlog is a non-GAAP financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defense and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period and it is removed from unfunded backlog and options.

(4) Adjusted net income or loss is a non-GAAP financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

(5) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(6) Utilization rate is one of the supplementary financial measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(7) SEU is a supplementary financial measure we use to show the total average number of FFSs available to generate earnings during the period.

(8) Free cash flow is a non-GAAP financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in ERP and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(9) Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

(10) Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(11) Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-GAAP ratios calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations.

(12) Return on capital employed (ROCE) is a non-GAAP ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events from net income attributable to equity holders of the Company. We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended September 30	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$88.4	$49.9	$12.1	$(8.9)	$1.6	$(1.8)	$102.1	$39.2
Restructuring, integration and acquisition costs	16.0	15.4	6.3	35.6	0.3	0.5	22.6	51.5
Adjusted segment operating income (loss)	104.4	65.3	18.4	26.7	1.9	(1.3)	124.7	90.7

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended
	September 30
(amounts in millions, except per share amounts)	2022	2021
Net income attributable to equity holders of the Company	$44.5	$14.0
Restructuring, integration and acquisition costs, after tax	17.0	39.2
Adjusted net income	61.5	53.2

Average number of shares outstanding (diluted)	318.4	318.7

Adjusted EPS	$0.19	$0.17

Reconciliation of free cash flow

	Three months ended
	September 30
(amounts in millions)	2022	2021
Cash provided by operating activities*	$138.0	$78.2
Changes in non-cash working capital	—	(47.3)
Net cash provided by operating activities	$138.0	$30.9
Maintenance capital expenditures	(15.0)	(10.3)
Change in ERP and other assets	(5.5)	(8.0)
Proceeds from the disposal of property, plant and equipment	0.5	6.1
Net (payments to) proceeds from equity accounted investees	(9.6)	0.1
Dividends received from equity accounted investees	—	0.6
Free cash flow	$108.4	$19.4
* before changes in non-cash working capital

Reconciliation of capital employed and net debt

	As at September 30	As at March 31
(amounts in millions)	2022	2022
Use of capital:
Current assets	$2,170.0	$2,148.6
Less: cash and cash equivalents	(203.2)	(346.1)
Current liabilities	(2,112.2)	(2,091.2)
Less: current portion of long-term debt	243.2	241.8
Non-cash working capital	$97.8	$(46.9)
Property, plant and equipment	2,295.9	2,129.3
Intangible assets	4,057.8	3,796.3
Other long-term assets	1,577.6	1,504.6
Other long-term liabilities	(517.0)	(596.6)
Total capital employed	$7,512.1	$6,786.7
Source of capital:
Current portion of long-term debt	$243.2	$241.8
Long-term debt	3,154.6	2,804.4
Less: cash and cash equivalents	(203.2)	(346.1)
Net debt	$3,194.6	$2,700.1
Equity attributable to equity holders of the Company	4,238.3	4,009.7
Non-controlling interests	79.2	76.9
Source of capital	$7,512.1	$6,786.7

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended September 30, 2022 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Consolidated Income Statement

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Revenue	$993.2	$814.9	$1,926.5	$1,567.6
Cost of sales	719.6	587.3	1,420.0	1,126.2
Gross profit	$273.6	$227.6	$506.5	$441.4
Research and development expenses	32.2	30.7	72.9	54.2
Selling, general and administrative expenses	128.0	122.1	273.1	228.0
Other (gains) and losses	(3.2)	(4.1)	(5.6)	(9.8)
Share of after-tax profit of equity accounted investees	(8.1)	(11.8)	(19.5)	(20.1)
Restructuring, integration and acquisition costs	22.6	51.5	44.1	63.7
Operating income	$102.1	$39.2	$141.5	$125.4
Finance expense – net	41.3	35.0	77.5	63.6
Earnings before income taxes	$60.8	$4.2	$64.0	$61.8
Income tax expense (recovery)	14.5	(13.0)	14.0	(2.7)
Net income	$46.3	$17.2	$50.0	$64.5
Attributable to:
Equity holders of the Company	$44.5	$14.0	$46.2	$60.4
Non-controlling interests	1.8	3.2	3.8	4.1
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.14	$0.04	$0.15	$0.20

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars)	2022	2021	2022	2021
Net income	$46.3	$17.2	$50.0	$64.5
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$235.6	$49.4	$291.9	$11.8
Net loss on hedges of net investment in foreign operations	(99.7)	(21.9)	(143.3)	(7.5)
Reclassification to income of foreign currency exchange differences	(2.2)	(1.0)	(2.4)	(3.2)
Net loss on cash flow hedges	(13.8)	(3.9)	(5.5)	(17.7)
Reclassification to income of (gains) losses on cash flow hedges	(5.1)	3.8	(21.0)	0.1
Income taxes	8.9	(5.6)	12.4	0.5
	$123.7	$20.8	$132.1	$(16.0)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(15.2)	$32.5	$46.9	$36.1
Income taxes	4.0	(8.6)	(12.5)	(9.5)
	$(11.2)	$23.9	$34.4	$26.6
Other comprehensive income	$112.5	$44.7	$166.5	$10.6
Total comprehensive income	$158.8	$61.9	$216.5	$75.1
Attributable to:
Equity holders of the Company	$154.3	$58.0	$209.2	$70.8
Non-controlling interests	4.5	3.9	7.3	4.3

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2022	2022
Assets
Cash and cash equivalents	$203.2	$346.1
Accounts receivable	638.1	556.9
Contract assets	603.8	608.3
Inventories	566.3	519.8
Prepayments	81.0	56.7
Income taxes recoverable	54.6	33.2
Derivative financial assets	23.0	27.6
Total current assets	$2,170.0	$2,148.6
Property, plant and equipment	2,295.9	2,129.3
Right-of-use assets	348.4	373.0
Intangible assets	4,057.8	3,796.3
Investment in equity accounted investees	508.8	454.0
Employee benefits assets	13.7	—
Deferred tax assets	111.7	117.4
Derivative financial assets	14.1	10.5
Other non-current assets	580.9	549.7
Total assets	$10,101.3	$9,578.8

Liabilities and equity
Accounts payable and accrued liabilities	$890.5	$975.1
Provisions	31.1	36.7
Income taxes payable	32.0	22.7
Contract liabilities	829.1	788.3
Current portion of long-term debt	243.2	241.8
Derivative financial liabilities	86.3	26.6
Total current liabilities	$2,112.2	$2,091.2
Provisions	20.4	20.6
Long-term debt	3,154.6	2,804.4
Royalty obligations	122.3	126.0
Employee benefits obligations	83.9	109.7
Deferred tax liabilities	95.5	93.7
Derivative financial liabilities	7.4	1.0
Other non-current liabilities	187.5	245.6
Total liabilities	$5,783.8	$5,492.2
Equity
Share capital	$2,242.5	$2,224.7
Contributed surplus	40.2	38.6
Accumulated other comprehensive income	97.4	(31.2)
Retained earnings	1,858.2	1,777.6
Equity attributable to equity holders of the Company	$4,238.3	$4,009.7
Non-controlling interests	79.2	76.9
Total equity	$4,317.5	$4,086.6
Total liabilities and equity	$10,101.3	$9,578.8

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Six months ended September 30, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$46.2	$46.2	$3.8	$50.0
Other comprehensive income	—	—	—	128.6	34.4	163.0	3.5	166.5
Total comprehensive income	—	$—	$—	$128.6	$80.6	$209.2	$7.3	$216.5
Exercise of stock options	828,352	17.8	(2.5)	—	—	15.3	—	15.3
Share-based payments expense	—	—	4.1	—	—	4.1	—	4.1
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at September 30, 2022	317,852,475	$2,242.5	$40.2	$97.4	$1,858.2	$4,238.3	$79.2	$4,317.5

	Attributable to equity holders of the Company
Six months ended September 30, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$60.4	$60.4	$4.1	$64.5
Other comprehensive (loss) income	—	—	—	(16.2)	26.6	10.4	0.2	10.6
Total comprehensive (loss) income	—	$—	$—	$(16.2)	$87.0	$70.8	$4.3	$75.1
Issuance of common shares upon conversion of
subscription receipts	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options	1,032,293	26.3	(3.5)	—	—	22.8	—	22.8
Share-based payments expense	—	—	5.8	—	—	5.8	—	5.8
Transfer of realized cash flow hedge losses related
to business combinations	—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at September 30, 2021	316,787,756	$2,219.7	$37.3	$56.7	$1,630.7	$3,944.4	$74.2	$4,018.6

Consolidated Statement of Cash Flows

(Unaudited)
Six months ended September 30
(amounts in millions of Canadian dollars)	2022	2021
Operating activities
Net income	$50.0	$64.5
Adjustments for:
Depreciation and amortization	164.5	149.7
Impairment of non-financial assets	4.8	11.3
Share of after-tax profit of equity accounted investees	(19.5)	(20.1)
Deferred income taxes	(3.4)	(8.9)
Investment tax credits	(5.2)	(13.3)
Share-based payments expense	(7.8)	(1.8)
Defined benefit pension plans	7.4	11.9
Other non-current liabilities	(11.0)	(15.8)
Derivative financial assets and liabilities – net	3.4	15.6
Other	22.5	20.2
Changes in non-cash working capital	(230.3)	(311.5)
Net cash used in operating activities	$(24.6)	$(98.2)
Investing activities
Business combinations, net of cash acquired	$(6.4)	$(1,376.4)
Acquisition of investment in equity accounted investees	—	(4.3)
Additions to property, plant and equipment	(142.5)	(120.6)
Proceeds from disposal of property, plant and equipment	4.5	7.9
Additions to intangible assets	(60.3)	(38.9)
Net payments to equity accounted investees	(8.5)	(0.4)
Dividends received from equity accounted investees	6.4	0.6
Other	(5.0)	(2.4)
Net cash used in investing activities	$(211.8)	$(1,534.5)
Financing activities
Net proceeds from borrowing under revolving credit facilities	$138.3	$—
Proceeds from long-term debt	14.9	414.5
Repayment of long-term debt	(47.9)	(21.9)
Repayment of lease liabilities	(31.7)	(32.4)
Net proceeds from the issuance of common shares	15.3	691.8
Other	(0.1)	(1.1)
Net cash provided by financing activities	$88.8	$1,050.9
Effect of foreign currency exchange differences on cash and cash equivalents	$4.7	$(3.9)
Net decrease in cash and cash equivalents	$(142.9)	$(585.7)
Cash and cash equivalents, beginning of period	346.1	926.1
Cash and cash equivalents, end of period	$203.2	$340.4

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 514-341-2000 ext 7939, samantha.golinski@cae.com